The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, MA 02114

February 26, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Soo Im-Tang, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Fund” or “Registrant”)

Dear Ms. Im-Tang:

The purpose of this letter is to respond to your additional comment provided on February 26, 2025, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 120 to its registration statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2024, relating to changes to the Quantitative U.S. Large Cap Core Equity Portfolio (to be renamed, effective February 28, 2025, the Disciplined U.S. Equity Portfolio).

For your convenience, each comment made by the staff has been reproduced immediately followed by the Fund’s response.

1.	Comment: Please explain supplementally why the Registrant believes it is not appropriate to add “ESG Risk” as a principal investment risk of the Disciplined U.S. Equity Portfolio (the “Portfolio”).

Response: The Registrant believes that ESG Risk is not a principal risk for the Portfolio because, while ESG factors are analyzed for each potential holding in the Portfolio’s multi-factor stock selection model, their overall impact on the investment decision process is relatively minor and generally only occurs when the ESG factors are expected to be additive to the risk-adjusted performance for the Portfolio based on historical backtesting analysis. Moreover, the Portfolio’s investment advisor does not consider “ESG Risk” as a principal investment risk for the Portfolio, as ESG metrics currently represent an average weighting of about 6% in the multi-factor stock selection models.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-3969 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes